UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (issuer))

GRAFTECH INTERNATIONAL LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313102

(CUSIP Number of Class of Securities)

John D. Moran

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Copy to:

M. Ridgway Barker

Withers LLP

157 Church Street

New Haven, Connecticut 06502

(203) 789–1320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by GrafTech International Ltd., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2015, relating to a tender offer by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a price of $5.05 per Share in cash (the “Offer Price”) without interest thereon and subject to any required tax withholding. The offer to purchase Shares is being made pursuant to an Offer to Purchase of Purchaser, dated as of May 26, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser and Acquisition Sub with the SEC on May 26, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information

Item 8 (“Additional Information”) of the Statement is hereby amended and supplemented by adding the following between the “Book Value and Ratio of Earnings to Fixed Charges” and “Forward-Looking Statements” under a new heading “Certain Litigation.”

“On May 22, 2015, a lawsuit captioned Travis J. Kelleher, etc. v. GrafTech International Ltd., et. al. (Case No. CV-15-846032) was filed in the Court of Common Pleas in the State of Ohio. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices and involved breaches of fiduciary duties. The suit also claims that the Company, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 2, 2015, a lawsuit captioned David Widlewski v. Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 11086-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	President and Chief Executive Officer

Dated: June 4, 2015